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                               February 3, 2021

       Steven E. Brazones
       Chief Financial Officer
       RAVEN INDUSTRIES INC
       205 E. 6th Sreet, P.O. Box 5107
       Sioux Falls, SD 57117

                                                        Re: RAVEN INDUSTRIES
INC
                                                            Form 10-K For the
Year Ended December 31, 2019
                                                            Filed March 26,
2020
                                                            Form 8-K Filed
November 24, 2020
                                                            File No. 001-07982

       Dear Mr. Brazones:

               We have reviewed your February 2, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 26, 2021 letter.

       Form 8-K Filed November 24, 2020

       Exhibit 99.1

   1. We note the proposed disclosure you provided in response to prior comment 1. Your computation of "free
cash flow" appears to differ from the typical calculation of this measure (i.e., cash
flows from operating less capital expenditures). Please revise the title of your non-GAAP
measure, to avoid potential confusion with free cash flow as typically calculated,
to adjusted free cash flow or something similar. Refer to Question
                                                        102.07 of the staff   s
Compliance & Discussion Interpretation on Non-GAAP Financial
                                                        Measures for guidance.
 Steven E. Brazones
FirstName  LastNameSteven
RAVEN INDUSTRIES      INC E. Brazones
Comapany3,NameRAVEN
February    2021        INDUSTRIES INC
February
Page 2 3, 2021 Page 2
FirstName LastName
       You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing